IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD DEFERS CÔTÉ CONSTRUCTION

All monetary amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, January 28, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced its decision not to proceed with construction of the Côté Gold Project ("Côté") in Ontario.

"We are focused on creating superior shareholder value by allocating our capital to our best near- and long-term opportunities in a manner that is consistent with shareholder expectations, and with our goal of maintaining a strong balance sheet. We have substantially de-risked the Côté Gold Project, from both a technical and financial perspective, and believe in its potential to positively transform the Company. However, we have decided to wait for improved, and sustainable, market conditions in order to proceed with construction," said IAMGOLD's President and CEO, Steve Letwin.

IAMGOLD remains focused on our existing operations and on current initiatives and opportunities at Saramacca, Rosebel, Essakane, and Westwood. The Company will continue to advance engineering and permitting work at Côté, which it believes will add value. The Company has added value over the past several years by:

- Identifying almost 10.0 million ounces in Measured and Indicated Resources at Côté (inclusive of Reserves), compared with less than 1.0 million ounces at acquisition; and

- Developing a Feasiblity Study ("FS") Base Mine Plan and a FS Extended Mine Plan with improved net present values and internal rates of return as compared to the Prefeasiblity Study.

2019 Côté Capital Guidance

IAMGOLD will provide guidance on capital for the Côté workplan when it reports fourth quarter and full year 2018 financial results, which will be released after market hours on February 20, 2019. For additional clarity, the Company notes that the original guidance, which included $20 million in Corporate and Development Projects mainly related to Côté, will be updated.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.